Ex99.88

DeFi Technologies Completes Node Implementation for Shyft Network and Joins Shyft Federation
TORONTO, April 22, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi") (NEO: DEFI) (GR: RMJR) (OTC: RDNAF) is pleased to announce the Company has completed its implementation of the Shyft Network Node and has become one of the main validators of the Shyft Network.

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DeFi Technologies Shyft Network validator (CNW Group/DeFi Technologies, Inc.)
The Shyft Federation – the private, semi-permissioned blockchain designed to embed trust, validation and discoverability into public and private ecosystems – has announced the launch of the Shyft Network compliance protocol. As a part of the launch, through DeFi Technologies' Governance product, DeFi Technologies will be a validator on the network.
The Shyft Network protocol is an intraoperative, transformative solution that enables identity verification, validation and the sending of credentials and other data across multiple different blockchains and networks. The protocol was designed to help virtual asset service providers (VASPs), brokers, and Financial Institutions achieve full compliance with the Travel Rule, which was standardized globally by the Financial Action Task Force in 2019, and ease friction in the deployment of technical compliance solutions for virtual assets.
The Company is excited to become one of the main validators on the Shyft Network. By becoming a validator on the network, the Company will join the Shyft Network Federation.
The Shyft Federation will consist of 21 nodes. These nodes were chosen based on technical proficiency, physical installation of dedicated hardware on multiple Internet Service Provider (ISP) connections, with a dedicated battery back-up, security, and jurisdictional decentralization.
Furthermore, the Shyft Federation also selected nodes in a globally distributed manner, so as to bolster the geographic resilience of the Shyft Network across borders and to mitigate the risk of network outages. As a collective, Shyft Federation members work to promote the common interests and efforts of the Shyft Network.
The Company will generate revenue on every transaction it validates in the network. It will receive that revenue in the form of Shyft tokens which can be held or sold in the market.
Wouter Witvoet, CEO of DeFi Technologies said: "We are excited for the launch of the Shyft network and look forward to partaking in the governance protocol. As crypto further integrates into every jurisdiction in the world it will be important that there is a trusted network which helps companies be compliant with their operations and look forward to implementing Shyft into DeFi centric applications."
To track the performance of DeFi Technologies Shyft Network validator, interested parties can use this link: https://fedstats.shyft.network/. They can search for our validator node "DeFi Technologies".
About Shyft
Shyft Network is a public protocol designed to aggregate and embed trust, validation and discoverability into data stored on public and private ecosystems, and facilitate information transfer between permissioned and permissionless networks. By incentivizing individuals and enterprises to work together, Shyft Network allows for the layering of context on top of data, turning raw data into meaningful information.
To learn more: https://shyft.network/
About DeFi Technologies
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.
To learn more: https://defi.tech/
Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Transaction, the strategic partnership with Shyft Network and the potential for synergies and growth as a result of the partnership; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward- looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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http://www.prnewswire.com/news-releases/defi-technologies-completes-node-implementation-for-shyft-network-and-joins-shyft-federation-301274356.html SOURCE DeFi Technologies, Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2021/22/c5243.html
For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Veronica Welch, VEW Media, ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW 07:00e 22-APR-21